Exhibit 99.a

Consolidated Financial Statements

GTIS-HOV Holdings V LLC

As Of June 30, 2021 And October 31, 2020 And For The Period Ended June 30, 2021 And The Years Ended October 31, 2020 And 2019 With Independent Auditors’ Report

GTIS-HOV Holdings V LLC

Consolidated Financial Statements

As Of June 30, 2021 And October 31, 2020 And For The Period

Ended June 30, 2021 And The Years Ended October 31, 2020 And 2019

INDEPENDENT AUDITORS' REPORT

To the Members of
GTIS-HOV Holdings V LLC
Matawan, New Jersey

We have audited the accompanying consolidated financial statements of GTIS-HOV Holdings V LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of October 31, 2020, and the related consolidated statements of operations, changes in members' equity, and cash flows for each of the years ended October 31, 2020 and 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GTIS-HOV Holdings V LLC and its subsidiaries as of October 31, 2020, and the results of their operations and their cash flows for each of the years ended October 31, 2020 and 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

December 22, 2020

GTIS-HOV Holdings V LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	June 30, 2021	October 31, 2020
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$498	$10,082
Restricted cash	2,237	2,503
Receivables and deposits	6,981	1,125
Inventories:
Land and land development	22,534	25,620
Construction in process	9,158	7,617
Consolidated inventory not owned	3,311	3,309
Total inventories	35,003	36,546

Prepaid expenses	1,255	1,470
Total assets	$45,974	$51,726

Liabilities and Members’ equity
Notes payable, net of debt issuance costs	$4,500	$4,440
Liabilities from inventory not owned, net of debt issuance costs	2,620	2,610
Accounts payable and other liabilities	9,365	12,968
Customers’ deposits	1,963	1,902
Total liabilities	18,448	21,920

Commitments and contingencies (Note 5)

Members’ equity	27,526	29,806
Total liabilities and members’ equity	$45,974	$51,726

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statements of Operations
(Dollars in Thousands)

	Period Ended June 30, 2021	Year Ended October 31, 2020	Year Ended October 31, 2019
	(Unaudited)	(Audited)	(Audited)
Revenue:
Sale of homes	$29,158	$98,961	$220,440
Other revenue	76	101	672
Total revenue	29,234	99,062	221,112

Expenses:
Direct costs:
Land and land development	7,941	33,178	70,916
Construction	13,440	38,718	88,076
Other	1,197	4,554	9,863
Direct cost of sales	22,578	76,450	168,855

Cost of sales interest	99	3,688	9,276

Indirect cost of sales:
Construction and service overhead	1,136	3,286	5,272
Other	714	1,501	2,888
Total indirect cost of sales	1,850	4,787	8,160

Selling, general and administrative expense	2,302	6,956	15,622

Interest expense	185	259	241

Net income	$2,220	$6,922	$18,958

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statements of Changes in Members’ Equity
(Dollars in Thousands)

For The Period Ended June 30, 2021 And The Years Ended October 31, 2020 And 2019

	K. Hovnanian
	GT V	Hov V
	Investment,	Parallel	GTIS Hov V
	LLC	Blocker LLC	Co-Invest LP	Total
Balance at October 31, 2018	$41,627	$1,005	$7,319	$49,951

Net income	15,798	382	2,778	18,958

Distributions	(13,271)	(320)	(2,334)	(15,925)

Balance at October 31, 2019	44,154	1,067	7,763	52,984

Net income	5,768	139	1,015	6,922

Distributions	(25,083)	(606)	(4,411)	(30,100)

Balance at October 31, 2020	24,839	600	4,367	29,806

Net income	1,850	45	325	2,220

Distributions	(3,750)	(91)	(659)	(4,500)

Purchase of equity interest (1)	4,587	(554)	(4,033)	-

Balance at June 30, 2021 (unaudited)	$27,526	$-	$-	$27,526

(1) On June 30, 2021, K. Hovnanian GT Investment, LLC purchased the remaining membership interest from Hov V Parallel Blocker LLC and GTIS Hov V Co-Invest LP. See Note 1 for further detail.

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Period Ended June 30, 2021	Year Ended October 31, 2020	Year Ended October 31, 2019
	(Unaudited)	(Audited)	(Audited)
Operating activities
Net income	$2,220	$6,922	$18,958
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of deferred financing costs	17	64	739
Changes in operating assets and liabilities:
Depreciation	24	23	83
Receivables, deposits and prepaid expenses	(5,665)	2,232	2,211
Inventories	1,543	25,381	61,665
Accounts payable, other liabilities and accrued interest	(3,603)	(595)	(10,341)
Customers’ deposits	61	(78)	(3,620)
Net cash (used in) provided by operating activities	(5,403)	33,949	69,695

Financing activities
Member distributions	(4,500)	(30,100)	(15,925)
Proceeds from notes payable	2,040	22,101	41,351
Payments related to notes payable	(1,980)	(32,927)	(96,654)
Proceeds from model sale leaseback financing program	-	2,650	-
Payments related to model sale leaseback financing program	-	-	(593)
Deferred financing costs from model financing program and notes payable	(7)	(82)	(89)
Net cash used in financing activities	(4,447)	(38,358)	(71,910)

Net decrease in cash and cash equivalents and restricted cash	(9,850)	(4,409)	(2,215)
Cash and cash equivalents and restricted cash balance, beginning of year	12,585	16,994	19,209
Cash and cash equivalents and restricted cash balance, end of year	$2,735	$12,585	$16,994

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$185	$312	$394
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$498	$10,082	$14,234
Restricted cash	2,237	2,503	2,760
Total cash and cash equivalents and restricted cash	$2,735	$12,585	$16,994

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements

As Of And For The Period Ended June 30, 2021 (unaudited)

And The Years Ended October 31, 2020 And 2019

1. Description of Business

GTIS-HOV Holdings V LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in Arizona, California, Illinois, Maryland, New Jersey, South Carolina and Virginia. All construction activity is performed by subcontractors supervised by the Company.

On April 29, 2016, K. Hovnanian GT V Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Hov V Parallel Blocker LLC and GTIS Hov V Co-Invest LP (collectively, “GTIS”) (both affiliates of GTIS Partners) to develop, construct, and sell residential communities. The Company purchased eight properties from other subsidiaries of K. Hovnanian Enterprises, Inc. and one property from a third party. All properties were purchased at fair value. During Fiscal 2017, the Company purchased one property from a subsidiary of K. Hovnanian Enterprises, Inc. and two properties from a third party.

The Company is a limited-life entity. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2065. Capital was contributed by K-Hov and GTIS in the following proportion: 83.3333% by K-Hov; and 14.6551% and 2.0116% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also, in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

As of June 30, 2021, K-Hov purchased the remaining membership interest from GTIS. As a result, all of the remaining assets and liabilities were subsequently assigned to K-Hov.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when purchased to be cash equivalents. Cash includes deposits in checking accounts. Our cash and cash equivalents are held at financial institutions and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash and cash equivalents in major financial institutions.

Restricted Cash

Restricted cash includes cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. For the period ended June 30, 2021 and for the years ended October 31, 2020 and 2019, the Company did not record any inventory impairments.

“Consolidated inventory not owned” consists of certain model sale leasebacks that are included on the balance sheet in accordance with GAAP. Some of the assets acquired by the Company included certain model homes sold and leased back with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of this continued involvement, for accounting purposes in accordance with Accounting Standards Codification (“ASC”) 606-10, “Revenue from Contracts with Customers,” these sale and leaseback transactions are considered a financing transaction rather than a sale.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

During fiscal 2020, the Company sold and leased back certain of its model homes in one of its existing communities. Therefore, for purposes of the balance sheet, as of June 30, 2021 and October 31, 2020, inventory of $3.3 million was recorded to “Consolidated inventory not owned,” with a corresponding amount of $2.6 million recorded to “Liabilities from inventories not owned.”

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house (varies for each community) at closing. These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in Accounts payable and other liabilities on the accompanying consolidated balance sheets, were as follows:

(In thousands)	Period Ended June 30, 2021	Year Ended October 31, 2020
Balance, beginning of period	$2,470	$2,776
Additions	198	588
Charges	(464)	(894)
Balance, end of period	$2,204	$2,470

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $0.2 million, $0.5 million and $1.4 million for the period ended June 30, 2021 and for the years ended October 31, 2020 and 2019, respectively, and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the consolidated financial statements.

3. Related-Party Transactions

As the managing member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

Administrative charge	4% of home sales revenue

Insurance charge	$6,840 per home sold – Arizona
$6,679 per home sold – Illinois
$6,605 per home sold – California
$6,348 per home sold – Maryland
$8,099 per home sold – New Jersey
$6,605 per home sold – South Carolina
$6,155 per home sold – Virginia

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

Warranty services charge	$2,038 per home sold – Arizona
$5,276 per home sold – California
$1,559 per home sold – Illinois
$5,564 per home sold – Maryland
$3,597 per home sold – New Jersey
$2,871 per home sold – South Carolina
$5,036 per home sold – Virginia

The administrative and insurance charges are included in Selling, general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations.

The following table summarizes the related party fees incurred:

(In thousands)	Period Ended June 30, 2021	Year Ended October 31, 2020	Year Ended October 31, 2019
Administrative charge	$1,139	$3,840	$8,580
Insurance charge	$457	$1,379	$2,718
Warranty services charge	$198	$588	$1,457

4. Notes Payable

The Company had a secured promissory note with a lender that is an affiliate of GTIS that would have matured on April 30, 2023. As of October 31, 2019, this note, and all accrued interest associated therewith, was paid in full. Interest was payable monthly at a rate of 16% per annum, which could have been deferred and added to the unpaid principal balance, and thereafter, could be subject to interest at the note rate. The note was secured by all of the Company’s property and improvements, except for properties with separate secured loans described herein. The Company also had community-specific project financing in certain communities, secured by the related property and improvements. The total commitment for these loans as of June 30, 2021 and October 31, 2020 was $7.5 million and $4.4 million, respectively. Interest on amounts drawn was payable monthly at a rate of 6.0% as of June 30, 2021 and October 31, 2020. As of June 30, 2021 and October 31, 2020, the total amount drawn on all loans was $4.5 million and $4.4 million, respectively.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

5. Commitments and Contingencies

The Company is not currently involved in any claims or legal actions arising in the ordinary course of its business. If the Company were to become involved in any, management would decide, based on the facts and circumstances at that time, if the ultimate disposition of these matters could have a material adverse effect on the Company’s consolidated financial statements and assess whether a contingent liability would be necessary.

6. Subsequent Events

The Company evaluated subsequent events that took place after June 30, 2021, through January 4, 2022, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events, other than the purchase of member interest by K-Hov as described in Note 1, that require disclosure in or adjustments to the consolidated financial statements as of June 30, 2021.

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